                                                               Page 1 of 7 Pages





                       Securities and Exchange Commission
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 AMENDMENT NO. 2

                    Under the Securities Exchange Act of 1934



                               Digene Corporation
                          ---------------------------
                                (Name of Issuer)

                                  Common Stock
                             ---------------------
                         (Title of Class of Securities)

                                   253752 10 9
                              --------------------
                                 (CUSIP Number)

                             As of February 12, 2001
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)





The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253752 10 9                                          Page 2 of 7 Pages



--------------------------------------------------------------------------------
1)      Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

               Armonk Partners
               I.R.S # 06 1305405

--------------------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)           [  ]
        (b)           [  ]

--------------------------------------------------------------------------------

3)      SEC Use Only

--------------------------------------------------------------------------------

4)      Citizenship or Place of Organization              Connecticut

--------------------------------------------------------------------------------

Number of                    5)  Sole Voting Power             4,701,715
Shares
Beneficially                 ---------------------------------------------------
Owned
by Each                      6)  Shared Voting Power                   0
Reporting
Person                       ---------------------------------------------------
With
                             7)  Sole Dispositive Power        4,701,715

                             ---------------------------------------------------

                             8)  Shared Dispositive Power              0

--------------------------------------------------------------------------------

9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person                         4,701,715

--------------------------------------------------------------------------------

10)     Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11)     Percent of Class Represented by Amount in Row (9)          28.2%

--------------------------------------------------------------------------------

12)     Type of Reporting Persons (See Instructions)                  PN

--------------------------------------------------------------------------------

CUSIP No. 253752 10 9                                          Page 3 of 7 Pages



--------------------------------------------------------------------------------

1)      Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

               Evan Jones
               SS #

--------------------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)           [  ]
        (b)           [  ]

--------------------------------------------------------------------------------

3)      SEC Use Only

--------------------------------------------------------------------------------

4)      Citizenship or Place of Organization              United States

--------------------------------------------------------------------------------

Number of                    5)  Sole Voting Power               361,011
Shares
Beneficially                 ---------------------------------------------------
Owned
by Each                      6)  Shared Voting Power           4,701,715
Reporting
Person                       ---------------------------------------------------
With
                             7)  Sole Dispositive Power          361,011

                             ---------------------------------------------------

                             8)  Shared Dispositive Power      4,701,715

--------------------------------------------------------------------------------

9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person                         5,062,726

--------------------------------------------------------------------------------

10)     Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)                      [  ]

--------------------------------------------------------------------------------

11)     Percent of Class Represented by Amount in Row (9)          29.7%

--------------------------------------------------------------------------------

12)     Type of Reporting Persons (See Instructions)                  IN
--------------------------------------------------------------------------------

CUSIP No. 253752 10 9                                          Page 4 of 7 Pages



--------------------------------------------------------------------------------

1)      Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

               Charles M. Fleischman
               SS #

--------------------------------------------------------------------------------

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)           [  ]
        (b)           [  ]

--------------------------------------------------------------------------------

3)      SEC Use Only

--------------------------------------------------------------------------------

4)      Citizenship or Place of Organization              United States

--------------------------------------------------------------------------------

Number of                    5)  Sole Voting Power               359,852
Shares
Beneficially                 ---------------------------------------------------
Owned
by Each                      6)  Shared Voting Power           4,701,715
Reporting
Person                       ---------------------------------------------------
With
                             7)  Sole Dispositive Power          359,852

                             ---------------------------------------------------

                             8)  Shared Dispositive Power      4,701,715

--------------------------------------------------------------------------------

9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person                         5,061,567

--------------------------------------------------------------------------------

10)     Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)                      [  ]

--------------------------------------------------------------------------------

11)     Percent of Class Represented by Amount in Row (9)          29.7%

--------------------------------------------------------------------------------

12)     Type of Reporting Persons (See Instructions)                  IN
--------------------------------------------------------------------------------

CUSIP No. 253752 10 9                                          Page 5 of 7 Pages


ITEM 1.

        (a)    Name of issuer:

               Digene Corporation

        (b)    Address of issuer's principal executive offices:

               1201 Clopper Road
               Gaithersburg, Maryland 20878


ITEM 2.

        (a)    Name of Person Filing:

               This Schedule 13G, Amendment No. 2 is being filed by (i) Armonk Partners, (ii) Evan Jones, a managing partner of Armonk Partners and (iii) Charles M. Fleischman, a managing partner of Armonk Partners.

        (b)    Address of Principal Business Address:

               The principal business address for Armonk Partners, Evan Jones and Charles M. Fleischman is 1201 Clopper Road, Gaithersburg, Maryland, 20878.

        (c)    Citizenship:

               Armonk Partners is a Connecticut partnership. Messrs. Jones and Fleischman are citizens of the United States.

        (d)    Title of Class of Securities:

               Common Stock

        (e)    CUSIP Number

               253752 10 9

CUSIP No. 253752 10 9                                          Page 6 of 7 Pages



ITEM 4.        OWNERSHIP.


BY ARMONK PARTNERS:

(a)     Amount beneficially owned:                                            4,701,715  *
(b)     Percent of class:                                                         28.2%
(c)     Number of shares as to which such person has:
        (i)    Sole power to vote or to direct the vote:                      4,701,715
        (ii)   Shared power to vote or to direct the vote:                            0
        (iii)  Sole power to dispose or to direct the disposition of:         4,701,715
        (iv)   Shared power to dispose or to direct the disposition of:               0

BY EVAN JONES:

(a)     Amount beneficially owned:                                            5,062,726  **
(b)     Percent of class:                                                         29.7%
(c)     Number of shares as to which such person has:
        (i)    Sole power to vote or to direct the vote:                        361,011
        (ii)   Shared power to vote or to direct the vote:                    4,701,715  *
        (iii)  Sole power to dispose or to direct the disposition of:           361,011
        (iv)   Shared power to dispose or to direct the disposition of:       4,701,715  *

BY CHARLES M. FLEISCHMAN:

(a)     Amount beneficially owned:                                            5,061,567  ***
(b)     Percent of class:                                                         29.7%
(c)     Number of shares as to which such person has:
        (i)    Sole power to vote or to direct the vote:                        359,852
        (ii)   Shared power to vote or to direct the vote:                    4,701,715  *
        (iii)  Sole power to dispose or to direct the disposition of:           359,852
        (iv)   Shared power to dispose or to direct the disposition of:       4,701,715  *

-----------

* As the managing partners of Armonk Partners, Evan Jones and Charles M. Fleischman share voting and investment power over these shares.
** Consists of: (1) 10,621 shares owned directly by Mr. Jones; (2) 4,701,715 shares owned by Armonk Partners as to which Mr. Jones shares voting and investment power as a managing partner; (3) 14,676 shares owned by Mr. Jones' wife as to which he disclaims beneficial ownership; and (4) 335,714 shares issuable upon the exercise of stock options.
*** Consists of: (1) 7,466 shares owned directly by Mr. Fleischman; (2) 4,701,715 shares owned by Armonk Partners as to which Mr. Fleischman shares voting and investment power as a managing partner; (3) 16,672 shares held in trust for Mr. Fleischman's minor children as to which Mr. Fleischman disclaims beneficial ownership; and (4) 335,714 shares issuable upon the exercise of stock options.

CUSIP No. 253752 10 9                                          Page 7 of 7 Pages
                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G, Amendment Number 2 is true, complete and correct as of the date hereof.

Dated: February 12, 2001

                                    ARMONK PARTNERS

                                    /s/ Evan Jones
                                    --------------------------------------------
                                    By:  Evan Jones
                                    Title: Managing Partner

                                    /s/ Charles M. Fleischman
                                    --------------------------------------------
                                    By:  Charles M. Fleischman
                                    Title: Managing Partner

                                    /s/ Evan Jones
                                    --------------------------------------------
                                    Evan Jones

                                    /s/ Charles M. Fleischman
                                    --------------------------------------------
                                    Charles M. Fleischman

                             JOINT FILING AGREEMENT


        The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, Amendment No. 2 is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

        The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it or he knows or has reason to believe that such information is inaccurate.


        This Agreement may be executed counterparts and each of such counterparts taken together shall constitute one and the same instrument.


Dated:  February 12, 2001

                                    ARMONK PARTNERS

                                    /s/ Evan Jones
                                    --------------------------------------------
                                    By:  Evan Jones
                                    Title: Managing Partner

                                    /s/ Charles M. Fleischman
                                    --------------------------------------------
                                    By:  Charles M. Fleischman
                                    Title: Managing Partner

                                    /s/ Evan Jones
                                    --------------------------------------------
                                    Evan Jones

                                    /s/ Charles M. Fleischman
                                    --------------------------------------------
                                    Charles M. Fleischman